UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment 1)*

TOMI Environmental Solutions, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

890023 10 4
(CUSIP Number)

Halden S. Shane

TOMI Environmental Solutions, Inc.

9454 Wilshire Blvd.

Beverly Hills, CA 90212

Tel. No.: (800) 525-1698

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

— with a copy to —

Harold W. Paul, Esq.

Harold W. Paul, LLC

PO Box 33812

Santa Fe, NM 87594

July 6, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 890023 10 4

(1) Names of reporting persons.

Arise Asset Management Pte Ltd

(2) Check the appropriate box if a member of a group (see instructions)

(a) [ ]        (b) [ ]

(3) SEC use only.

(4) Source of funds (see instructions).

WC

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). [ ]

(6) Citizenship or place of organization.

Republic of Singapore

Number of shares beneficially owned by each reporting person with:

(7) Sole voting power: 17,361,111

(8) Shared voting power:

(9) Sole dispositive power: 17,361,111

(10) Shared dispositive power:

(11) Aggregate amount beneficially owned by each reporting person.

17,361,111

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions). [  ]

(13) Percent of class represented by amount in Row (11).

14.64%

(14) Type of reporting person (see instructions).

OO-Limited Liability Company

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Item 1. Security and Issuer.

This Schedule 13D relates to 17,361,111 shares of the Common Stock of the Issuer owned by Arise Asset Management Pte Ltd.

The Issuer’s principal executive offices are located at 9454 Wilshire Blvd., Beverly Hills, CA 90212.

Item 2. Identity and Background.

(a) The name of the Reporting Person is Arise Asset Management Pte Ltd.

(b) Business Address:

8 Wilkie Road, #03-01 Wilkie Edge

Singapore 228095

Republic of Singapore

(c) Principal Occupation:  Arise Asset Management Pte Ltd is an investment management limited liability company.

(d) Arise Asset Management Pte Ltd has not, during the five years prior to the date hereof, been convicted in a criminal proceedings (excluding traffic violations or similar minor violations).

(e) Arise Asset Management Pte Ltd has not, during the five years prior to the date hereof, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship/Jurisdiction of Organization:  Republic of Singapore

Item 3. Source and Amount of Funds or Other Consideration.

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Item 4. Purpose of Transaction.

Arise Asset Management Pte Ltd acquired the securities for investment purposes. Depending on general market and economic conditions affecting the company and other relevant factors, Arise Asset Management Pte Ltd may purchase additional securities of the Company or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Arise Asset Management Pte Ltd does not have any immediate plan or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

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Item 5. Interest in Securities of the Issuer.

(a) Name	Shares Beneficially Owned	Percentage

Arise Asset Management Pte Ltd	17,361,111 common shares	14.64%

Arise Asset Management Pte Ltd ("Arise") acquired 1,111,111 shares of the Issuer's common stock in May, 2015 through a subscription agreement with an investment amount of $500,000.  On June 19, 2015, Arise acquired an additional 10,000,000 shares of the Issuer's common stock through a second investment in the amount of $4,500,000.  On July 6, 2015, Arise acquired an additional 6,250,000 shares of the Issuer's common stock through a third investment in the amount of $3,000,000.

(b) The filer has sole voting power of all shares it owns.

(c) The filer purchased 6,250,000 common shares of the issuer at $.48 per share on or about July 6, 2015 by wire transfer from Singapore.

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7. Material to be Filed as Exhibits.

None

[Signature Page Follows]

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 18, 2015

Arise Asset Management Pte Ltd

/s/ Boh Soon Lim
Boh Soon Lim, CEO

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